SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                    THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 1999

                              DAIMLERCHRYSLER AG
              (Translation of registrant's name into English)

                 EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                  (Address of principal executive office)

           [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                Form 20-F    X      Form 40-F

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes                 No     X

           [If "Yes" is marked, indicate below the file number assigned to
 the registrant in connection with Rule 12g3-2(b):  82-                  ]


                               DAIMLERCHRYSLER AG

 FORM 6-K:  TABLE OF CONTENTS


 1. Press Release of DaimlerChrysler AG, dated February 25, 1999, providing Group figures for 1998.



                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      DaimlerChrysler AG


                      By: /s/ James D. Donlon III
                          -----------------------------
                          Name:  James D. Donlon III
                          Title: Senior Vice President


                      By: /s/ ppa. Hans-Georg Bruns
                          ------------------------------
                          Name:  Dr. Hans-Georg Bruns
                          Title: Vice President
                                 Chief Accounting Officer





 Date:  February 25, 1999